Exhibit (a)(2)

November 18, 2003

To All Eligible Option Exchange Participants:

Enclosed are the materials related to Delphi’s offer to exchange your outstanding eligible options with an exercise price of $17.00 or more for an equal number of cash-settled stock appreciation rights (SARs).

We believe that the exchange offer will benefit those who choose to participate because the value of the SARs received will be identical to the value of the options exchanged. In addition:

1)	Exercising a SAR will be less expensive to you than exercising an option because you will not incur any brokerage fees or commissions and Delphi will pay all applicable administrative fees.

2)	The mechanics and tax treatment of a SAR exercise are virtually identical to a cashless stock option exercise, the exercise method used by the vast majority of our employees.

3)	Insider trading restrictions, which apply to the purchase and sale of our common stock and to most option exercises, do not apply to the exercise of a SAR.

Delphi’s Board of Directors has approved the exchange because of the important benefits it brings to Delphi and its shareholders. Delphi benefits because grants of cash-settled SARs are more in line with our recent shift away from the use of stock options in our compensation programs. Additionally, the conversion from an option to the SAR reduces the amount of outstanding options. We monitor the number of outstanding options because of their potential to be converted into common stock when they are exercised. The number of our outstanding options, when compared to the number of our shares outstanding, is referred to as our dilution, or “overhang”. A high overhang level may negatively impact our investors’ perception of our future share price.

Your participation is completely voluntary and we encourage you to read the employee communication materials posted on http://my.delphi.com in addition to the important materials included in this package:

•	Offer to Exchange. This contains a complete explanation of the terms of the exchange offer, including a discussion of potential risks. We urge you to read this document carefully and in its entirety.

•	Offer Acceptance Form. This lists your outstanding options that are eligible for exchange in the offer and explains the procedures for accepting the offer. You should keep your Acceptance Form in a safe place.

•	Offer Withdrawal Form. This document explains the procedures you will need to follow if you reside in France, Germany or Mexico and you elect to withdraw your acceptance of the offer. U.S. residents will not receive a withdrawal form.

We hope you will take the time to read these materials carefully and in their entirety and make your decision to participate in the offer.

Thank you,

Kevin Butler
Vice President, Human Resource Management